

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

October 28, 2011

<u>Via E-mail</u>
Carl J. Laurino
Chief Financial Officer
The Manitowoc Company, Inc.
2400 Soiuth 44th Street
Manitowoc, Wisconsin 54221-0066

   RE: **The Manitowoc Company, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 1, 2011
      File No. 001-11978

Dear Mr. Laurino:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jeffrey Jaramillo

         Jeffrey Jaramillo
         Accounting Branch Chief